Healthcare Triangle, Inc.
4309 Hacienda Dr., Suite 150
Pleasanton, CA 94588

October 4, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Anna Abramson

Re: Healthcare Triangle, Inc.
Registration Statement on Form S-1, as amended
File No. 333- 259180

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Healthcare Triangle, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above (the “Registration Statement”) be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, October 6, 2021, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Jeffrey Wofford at (646) 876-0618. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Carmel, Milazzo & Feil LLP, Attention: Jeffrey Wofford, by facsimile to (646) 838-1314 or email at jwofford@cmfllp.com.

If you have any questions regarding this request, please contact Jeffrey Wofford of Carmel, Milazzo & Feil LLP at (646) 876-0618.

Very Truly Yours,

By: /s/ Suresh Venkatachari
Name: Suresh Venkatachari
Title: Chief Executive Officer

cc: Jeffrey Wofford, Carmel, Milazzo & Feil LLP